INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS

issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P, Q

**Supplement dated December 29, 2003, to the Statement of Additional Information dated
April 30, 1996**

The information in this supplement updates and amends certain information contained in the Statement of Additional Information April 30, 1996. Please read it carefully and keep it with your Statement of Additional Information for future reference.

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Effective January 1, 2004, ReliaStar Life Insurance Company's affiliate, ING Financial Advisers, LLC will become the principal underwriter for Contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission. ING Financials Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.